UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

May 2008 Up 13.2% Year over Year

Mexico City, June 5, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for May 2008 increased by 13.2% when compared to May 2007.

All figures in this announcement reflect comparisons between May 1 through May 31, 2007 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	May 2007	May 2008	% Change
Cancún	272,671	313,500	15.0
Cozumel	6,027	8,991	49.2
Huatulco	28,370	20,422	(28.0)
Mérida	94,981	109,406	15.2
Minatitlán	16,285	13,241	(18.7)
Oaxaca	37,227	41,456	11.4
Tapachula	16,816	21,429	27.4
Veracruz	81,488	81,172	(0.4)
Villahermosa	71,506	81,935	14.6
Total Domestic	625,371	691,552	10.6

International
Airport	May 2007	May 2008	% Change
Cancún	647,345	751,785	16.1
Cozumel	32,914	39,572	20.2
Huatulco	2,479	1,224	(50.6)
Mérida	8,672	8,162	(5.9)
Minatitlán	339	416	22.7
Oaxaca	2,984	3,315	11.1
Tapachula	260	256	(1.5)
Veracruz	5,889	5,587	(5.1)
Villahermosa	4,001	4,421	10.5
Total International	704,883	814,738	15.6

Total
Airport	May 2007	May 2008	% Change
Cancún	920,016	1,065,285	15.8
Cozumel	38,941	48,563	24.7
Huatulco	30,849	21,646	(29.8)
Mérida	103,653	117,568	13.4
Minatitlán	16,624	13,657	(17.8)
Oaxaca	40,211	44,771	11.3
Tapachula	17,076	21,685	27.0
Veracruz	87,377	86,759	(0.7)
Villahermosa	75,507	86,356	14.4
ASUR Total	1,330,254	1,506,290	13.2

Public demonstrations in the city of Oaxaca began again in May 2008. The protests first started in May 2006 as a teachers’ strike which grew into more widespread unrest against the Oaxaca state government which adversely affected tourism in the city. However, no events had taken place in the region since the start of 2007 until now. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations will affect our operations or local tourism.

The decline in passenger traffic at Huatulco was primarily the result of the temporary closure of a hotel in Huatulco on March 31, 2008 for remodeling purposes. As a result, 300 out 2,500 rooms available at Huatulco are expected to be unavailable until November 30, 2008.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: June 5, 2008